Filed by Genesis Park Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Genesis Park Acquisition Corp.

(Commission File No. 001-39733)

SpaceX and NASA are ‘go’ for Cargo Dragon launch from Florida to ISS

Florida Today

By Emre Kelly

2 June 2021

NASA and SpaceX teams are “go” for the next launch of a Dragon spacecraft with thousands of pounds of cargo destined for the International Space Station, mission managers said Wednesday.

Four officials gathered at Kennedy Space Center to discuss the 1:29 p.m. Thursday liftoff from pad 39A, the 22nd resupply mission for SpaceX since 2012. The autonomous Cargo Dragon is packed with 7,300 pounds of science experiments, supplies and hardware upgrades.

“We’ve done a number of reviews to make sure the team’s ready to go,” NASA’s ISS Program Manager Joel Montalbano told reporters Wednesday. “We’re trying to deliver 4,300 pounds of pressurized cargo to the International Space Station ... and in the trunk, we have 3,000 pounds of two new solar arrays.”

Weather for Thursday’s attempt – an instantaneous window that means SpaceX must launch exactly 15 seconds after 1:29 p.m. or delay to Friday – saw a slight downgrade Wednesday, according to the latest Space Force forecast. Conditions are expected to stand at 60% “go” due to the potential for rain and cumulus clouds hovering around the pad.

“The threat for lingering clouds and showers extending into the early afternoon hours over the waters and along the coast appears somewhat higher compared to earlier forecasts,” Space Launch Delta 45 forecasters said Wednesday, dropping their favorable percentage from 70% to 60% “go.”

If the mission dubbed CRS-22 flies on time as planned, Cargo Dragon should autonomously dock with the ISS around 5 a.m. Eastern time Saturday. In the event of a scrub due to technical or weather-related reasons, teams have a backup opportunity at 1:03 p.m. Friday.

New solar arrays

The 4,300 pounds of pressurized goods for the ISS crew includes usual batches of science experiments, food, and other items that need to be protected during the two-day trip. Things like sensitive experiments, for example, need to travel in the pressurized section to prevent damage from expansion, leaking, and other effects.

In Cargo Dragon’s unpressurized “trunk,” however, two new solar arrays designed to augment the station’s existing hardware will be installed during two spacewalks on June 16 and 20. Over its more than two decades in orbit, the ISS’ solar arrays have degraded and power generation is below what it was at launch.

“We’re going to replace six of the eight solar arrays on the International Space Station,” Montalbano said. “These new solar arrays will put us at a power generation equal to when we first flew arrays on the ISS.”

The ISS Roll-Out Solar Arrays, or iROSA, were developed by Jacksonville-based Redwire Space under contract by Boeing. One of the main advantages of the new hardware is flexibility – astronauts will only need to “roll out” the new solar panels over the old arrays and connect them to existing systems.

“It’s really an elegant technology,” Andrew Rush, president and chief operating officer of Redwire, told FLORIDA TODAY. “We can fit two of these in a Dragon trunk. The original ones went up in much bigger vehicles, so addressing that challenge of solving the customer need with the current launch hardware we have is something ROSA and this program was able to achieve.”

Rush said retractable, compact solar generation could also be a game-changer when it comes to future missions – in low-Earth orbit or otherwise.

“If you look at the ambitions for the Artemis program on the lunar surface and then extend that out to Mars, having compact, retractable solar generation is a game-changer,” Rush said.

These rollout arrays, for example, could serve as on-hand backups in the event that main power systems are damaged or go offline.

No static test fire

Also on Wednesday, a SpaceX official confirmed the brand new Falcon 9 rocket slated to launch Cargo Dragon will not be test fired at pad 39A. SpaceX has sometimes opted to not test fire previously flown boosters, but this marks the first time a new booster sees the same treatment.

“All these engines have been tested at the engine level of full static fire,” Sarah Walker, SpaceX’s director of Dragon mission management, said at KSC. “And then we integrate these engines onto the first stage and it’s static fired again (in Texas).”

“SpaceX and NASA worked together to determine an additional static fire at the pad wasn’t necessary for this mission. We’ve bypassed static fire at the pad over a dozen times recently,” Walker said.

If all goes well with the booster’s flight and subsequent landing on the Of Course I Still Love You drone ship in the Atlantic Ocean, SpaceX will reuse this booster for the Crew-3 launch of astronauts Raja Chari, Thomas Marshburn, Matthias Maurer, and Kayla Barron in late October.

Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information, including without limitation, forecasted revenue and revenue CAGR. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. intends to file with the SEC a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination.

The definitive proxy statement / prospectus will be mailed to Genesis Park Acquisition Corp. shareholders as of a record date to be established for voting on the proposed business combination when it becomes available. Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: investorrelations@redwirespace.com. This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.’s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Genesis Park Acquisition Corp. intends to file with the SEC.

4